EXHIBIT 99.1

Number of Shares and Voting Rights of Innate Pharma as at May 1, 2020

MARSEILLE, France, May 06, 2020 (GLOBE NEWSWIRE) -- Pursuant to the article L. 233-8 II of the French “Code de Commerce” and the article 223-16 of the French stock-market authorities (Autorité des Marchés Financiers, or “AMF”) charter, Innate Pharma SA (the “Company” - Euronext Paris: FR0010331421 – IPH; Nasdaq: IPHA) releases its total number of shares outstanding as well as its voting rights as at May 1, 2020:

Total number of shares outstanding:	78,898,264 ordinary shares
6,680 Preferred Shares 2016 7,581 Preferred Shares 2017
Total number of theoretical voting rights (1): Total number of exercisable voting rights (2):	79,717,245 79,698,670

(1) The total number of theoretical voting rights (or “gross” voting rights) is used as the basis for calculating the crossing of shareholding thresholds. In accordance with Article 223-11 of the AMF General Regulation, this number is calculated on the basis of all shares to which voting rights are attached, including shares whose voting rights have been suspended. The total number of theoretical voting rights includes (i) voting rights attached to AGAP 2016  (Preferred Shares 2016), i.e. 130 voting rights for the AGAP 2016-1 and 111 voting rights for the AGAP 2016-2 and (ii) voting rights attached to AGAP 2017, i.e. 1 voting right per AGAP 2017.

(2) The total number of exercisable voting rights (or “net” voting rights) is calculated without taking into account the shares held in treasury by the Company, with suspended voting rights. It is released so as to ensure that the market is adequately informed, in accordance with the recommendation made by the AMF on July 17, 2007.

About Innate Pharma:

Innate Pharma S.A. is a commercial stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.

Innate Pharma’s commercial-stage product, Lumoxiti, in-licensed from AstraZeneca in the US, EU and Switzerland, was approved by the FDA in September 2018. Lumoxiti is a first-in class specialty oncology product for hairy cell leukemia. Innate Pharma’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.

Innate has been a pioneer in the understanding of natural killer cell biology and has expanded its expertise in the tumor microenvironment and tumor-antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb, Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.

Based in Marseille, France, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com

Information about Innate Pharma shares:

ISIN code Ticker code LEI	FR0010331421 Euronext: IPH Nasdaq: IPHA 9695002Y8420ZB8HJE29

Disclaimer:

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995.The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts, the Company’s continued ability to raise capital to fund its development and the overall impact of the COVID-19 outbreak on the global healthcare system as well as the Company’s business, financial condition and results of operations. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque”) section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2019, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For additional information, please contact:

Investors Innate Pharma Danielle Spangler Tel.: +1 917 499 6240 Danielle.Spangler@innate-pharma.com Jérôme Marino Tel.: +33 (0)4 30 30 30 30 investors@innate-pharma.com	Media Innate Pharma Tracy Rossin (Global/US) Tel.: +1 240 801 0076 Tracy.Rossin@innate-pharma.com ATCG Press Marie Puvieux (France) Tel.: +33 (0)9 81 87 46 72 innate-pharma@atcg-partners.com